NO ACT

PE
12-29-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010705

March 4, 2010

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/4/10

Glen P. Garrison
Keller Rohrback L.L.P.
1201 Third Avenue
Suite 3200
Seattle, WA 98101-3052

Re: Cascade Financial Corporation
Incoming letter dated December 29, 2009

Dear Mr. Garrison:

This is in response to your letter dated December 29, 2009 concerning the shareholder proposal submitted to Cascade Financial by Hartley Paul. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Hartley Paul

*** FISMA & OMB Memorandum M-07-16 ***

March 4, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cascade Financial Corporation
Incoming letter dated December 29, 2009

The proposal requests that the board immediately adopt a policy that Cascade Financial refrain from making any monetary charitable donations and otherwise eliminate all "non-essential expenditures" in addition to those defined by Cascade Financial's existing "Excessive or Luxury Expenditure Policy" until Cascade Financial redeems the preferred stock issued to the U.S. Treasury under TARP and quarterly dividends to holders of common stock are declared and paid.

There appears to be some basis for your view that Cascade Financial may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Cascade Financial omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Cascade Financial relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

LAW OFFICES OF

KELLER ROHRBACK L.L.P.

December 29, 2009

VIA EMAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Cascade Financial Corporation/Shareholder Proposal submitted by Hartley Paul

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Cascade Financial Corporation (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934. As discussed below, the Company received a shareholder proposal from shareholder Hartley Paul (the "Proponent") for inclusion in the Company's proxy materials for its Annual Shareholder's Meeting to be held in April 2010 (the "Proxy Materials"). By this letter, the Company respectfully requests that the staff of the Division of Corporate Finance (the "Staff") confirm that they will not recommend enforcement action to the Securities & Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons discussed below.

Pursuant to Rule 14a-8(j), we have:

- Filed this letter with the Commission no later than eighty (80) days before the Company intends to file its definitive Proxy Materials for the Company's Annual Meeting to be held in April 2010; and

- Concurrently sent copies of this correspondence to the Proponent.

▪ KELLER ROHRBACK L.L.P. 1201 THIRD AVENUE, SUITE 3200, SEATTLE, WASHINGTON 98101-3052, TELEPHONE: (206) 623-1900, FAX: (206) 623-3384 ▪
KELLER ROHRBACK L.L.P. 770 BROADWAY, 2ND FLOOR, NEW YORK, NEW YORK 10003, TELEPHONE: (646) 495-6198, FAX: (646) 495-6197
KELLER ROHRBACK P.L.C. 3101 NORTH CENTRAL AVENUE, SUITE 1400, PHOENIX, ARIZONA 85012, TELEPHONE: (602) 248-0088, FAX: (602) 248-2822
WWW.KELLERROHRBACK.COM

Proposal

> RESOLVED, that the shareholders of Cascade Financial Corporation (the "Bank") hereby request that the Board of Directors immediately adopt a policy that the Bank shall refrain from making any monetary charitable donations and shall otherwise eliminate all non-essential expenditures in addition to those defined by the Bank's existing "Excessive or Luxury Expenditure Policy" until: a) the Bank redeems the preferred stock issued to the U.S. Treasury under TARP; and b) quarterly dividends to holders of common stock are declared and paid.

A copy of the Proposal is attached to this letter as Exhibit A.

Bases for Exclusion

We believe that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(3) which allows a company to exclude a proposal if it is contrary to the proxy rules because it is vague and indefinite;
- Rule 14a-8(i)(2) which allows a company to exclude proposals which would cause the company to violate state law; and
- Rule 14a-8(i)(7) which allows a company to exclude a proposal if it relates to the company's ordinary business operations (i.e., general compensation matters).

Rule 14a-8(i)(3): Vague and Indefinite

Under Rule 14a-8(i)(3), a company may omit a proposal if the proposal is contrary to proxy rules. One such proxy rule is Rule 14a-9 which prohibits, in part, the inclusion in proxy materials of any misleading statement. Staff Legal Bulletin No. 14B explained the Staff's position that resolutions may be excluded which are so inherently vague that it would be unclear to both the stockholders voting on the proposal and the company in implementing the proposal with any reasonable certainty what actions or measure the proposal requires. *See General Motors Corp.* (Mar. 26, 2009)(where a proposal seeking to eliminate "all incentives for the CEOs and the Board of Directors" was vague and indefinite and may be subject to differing interpretations). The Staff has also permitted companies to exclude proposals which were vague and indefinite under rule 14a-8(i)(3) because the proposals failed to define key terms and were subject to multiple interpretations. *See Bank of America* (Feb. 25, 2008)(allowing the company to exclude a proposal because it was vague and indefinite due to a lack of definition of key terms which were subject to multiple interpretations and which provided insufficient guidance to allow the Company to implement the proposal); *Wendy's International Inc.* (Feb. 24, 2006)(allowing

Wendy's to omit a proposal that was vague and indefinite because it failed to define key terms and because the intent of the proposal was vague and indefinite); and, *Prudential Financial, Inc.* (Feb. 16, 2007)(where a proposal seeking to cap officer and director salaries was vague and indefinite because it failed to define key terms).

The Company should be allowed to omit the Proposal because it is vague and indefinite in two intertwined aspects: (1) what is required of the Company is subject to multiple interpretations by the Company and those voting on the Proposal because (2) it fails to define key terms. The Proposal requires that the Bank eliminate "all non-essential expenditures". The Proposal fails to define "non-essential expenditures". Instead of a definition, the Supporting Statement instead offers only two examples. This lack of definition leaves the Company with no guidance as to how to implement the policy. Furthermore, because of the lack of definitions, shareholders voting on the Proposal may have differing opinions as to what "non-essential" is because the term is inherently vague and subjective.

Rule 14a-8(i)(2): Violation of State Law

The Company should be allowed to exclude the Proposal under Rule 14a-8(i)(2) because, if implemented, it would cause the Company to violate state law. A proposal may be omitted pursuant to Rule 14a-8(i)(2) if implementing the proposal would cause the company to violate state law. The Proposal requests the Board to refrain from all "non-essential" expenditures, including, as explained in the supporting statement, "club memberships and automobile reimbursements" as "non-essential." The employment contract with Carol K. Nelson, the Company's President and Chief Executive Officer, requires the Company to pay or reimburse Ms. Nelson for her business expenses and club membership, while it also provides for a monthly automobile allowance. *See* Exhibit B (the "Nelson Contract").

Implementing the Proposal would require the Company to breach its existing contract with its CEO. "It is black letter law of contracts that the parties to a contract shall be bound by its terms." *Torgerson v. One Lincoln Tower, LLC,* 166 Wash.2d 510, 517 (Wash. 2009). A breach of contract may occur when a party fails to perform its obligations under the contract without legal excuse. *See Fidelity and Deposit Co. of Maryland v. Dally*, 201 P.3d 1040, 1044 (Wash. Ct. App. 2009).

The Staff has permitted companies to exclude proposals which would cause the company to violate state law because the proposal would force the company to breach an existing employment contract. *The Gillette Co.* (Mar. 10, 2003)(allowing Gillette to omit the proposal because it would force the company to revoke benefits granted under an employment contract); *International Business Machines, Inc.* (Feb. 27, 2000)(allowing IBM to omit a proposal which requests the termination and renegotiation of an executive's employment contract); and *Galaxy Foods Co.* (Oct. 12, 1999)(allowing Galaxy Foods to omit a proposal which would cause the company to violate Florida law because the proposal would force the company to breach an existing employment agreement). Implementation of the Proposal would cause the Company to violate its obligations under the Nelson Contract which would violate Washington law. Therefore, the Company should be allowed to omit the Proposal.

Rule 14a-8(i)(7): Ordinary Business Matters

Finally, the Company should be allowed to exclude the Proposal pursuant to Rule 14a-8(i)(7) because it concerns matters relating to the Company's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion is based on two underlying considerations. The first consideration is, the subject matter of the proposal because "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which a proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group would not be in a position to make an informed judgment. " *Id.* (Citing Exchange Act Release No. 12999 (Nov. 22, 1976)). The Staff has routinely found that matters relating to the day-to-day matters including operations decisions fall within the ordinary business matters exceptions. *See, e.g., Motorola Inc.* (Jan. 7, 2008)(allowing the company to omit the proposal under Rule 14a-8(i)(7) because the proposal dealt with the company's ordinary business (i.e., risk management)); *McDonalds Corp.* (Mar. 14, 2006)(allowing the company to omit the proposal under Rule 14a-8(i)(7) because the proposal dealt with the company's ordinary business (i.e., risk management)); *Sempra Energy* (Feb. 7, 2000)(allowing the company to omit the proposal under Rule 14a-8(i)(7) because the proposal dealt with the company's ordinary business (i.e., investment and operational decisions)).

Because part of the Proposal implicates an ordinary business matter, the entire Proposal must be omitted under Rule 14a-8(i)(7). The Staff has repeatedly found that when "any" portion of a proposal implicates the ordinary business exception, then the "entire" proposal must be omitted because of the SEC's practice not to permit revision of a proposal under Rule 14a-8(i)(7). *International Business Machines Corp.*, (Jan. 9, 2001)(allowing IBM to omit the entire proposal because a portion of the proposal related to the ordinary business exception); *FedEx Corporation* (July 14, 2009); *E*Trade Group, Inc.* (Oct. 31, 2000); and, *Z-Seven Fund, Inc.* (Nov. 3, 1999). By proposing the Company adopt a policy to eliminate all "non-essential expenditures", the Proposal attempts to "micro-manage" the Company and second guesses the Company's day-to-day expenditures, thereby implicating the "ordinary business matters" exception. Following the Staff's precedent, the entire Proposal should be omitted.

Conclusion

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Materials for the Annual Meeting to be held in April 2010. Should you need any additional information, we would be happy to provide it for you. Please do not hesitate to contact me at (206) 224-7573 or ggarrison@kellerrohrback.com.

Very truly yours,



Glen P. Garrison

GPG:aeh
Attachments
cc: Hartley Paul (via U.S. Mail)
Carol K. Nelson (via email)

EXHIBIT A
THE PROPOSAL, COVER LETTER AND ADDRESS OF SHAREHOLDER PROPONENT

[See next page.]

November 2, 2009

Cascade Financial Corporation
2828 Colby Ave.
Everett, WA 98201

In accordance with SEC Rule 14a-8, the undersigned shareholder hereby submits the following proposal and supporting statement for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders of Cascade Financial Corporation.

Proposal

RESOLVED, that the shareholders of Cascade Financial Corporation (the "Bank") hereby request that the Board of Directors immediately adopt a policy that the Bank shall refrain from making any monetary charitable donations and shall otherwise eliminate all non-essential expenditures in addition to those defined by the Bank's existing "Excessive or Luxury Expenditure Policy" until: a) the Bank redeems the preferred stock issued to the U.S. Treasury under TARP; and b) quarterly dividends to holders of common stock are declared and paid.

Supporting Statement for Proposal

As disclosed in its third quarter 2009 SEC filings, the Bank is under FDIC scrutiny and has received notice that it will be subject to a corrective action program. The FDIC's concerns include liquidity, and the Bank has been instructed to take steps to preserve capital. Under these extreme circumstances, it is inappropriate for the Bank to make any cash disbursements which are not absolutely essential to the Bank's core operations. The Bank's existing policy regarding "Excessive or Luxury Expenditures" fails to address a number of non-essential expenditures which impact the Bank's ability to preserve capital. Such non-essential expenditures may include CEO expenses such as club memberships, automobile reimbursements, travel, dining and lodging expenses not directly related to the Bank's core operations and contributions to charitable organizations. All such expenditures should be eliminated until the Bank returns to financial stability. Your vote for this proposal will help to protect your investment and will benefit all of the Bank's shareholders.

Certification

The undersigned hereby certifies that he has continuously owned at least $2,000 worth of the Bank's common stock for more than one year. The undersigned further certifies that he intends to continue holding such stock through the date of the Bank's 2010 Annual Meeting of Shareholders, that he or his authorized representative will appear at the meeting to present this proposal, and that in all other respects the undersigned is qualified to make this proposal.

Sincerely,



Hartley Paul

*** FISMA & OMB Memorandum M-07-16 ***

For Lars Johnson

I do not expect any more stockholder proposals.

Frank



November 5, 2009

Cascade Financial Corporation
2828 Colby Ave
Everett WA 98201

Pursuant to SEC Rule 14a-8 several shareholders have decided to submit proposals for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders of Cascade Financial Corporation. This letter confirms that today I personally delivered proposals on behalf of the following shareholders:

GARY DAVIS
EDWIN MC RORY
HARTLEY PAUL

Sincerely,



Frank McCord

Shareholder Proponent:

Hartley Paul

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B
COPY OF CAROL K. NELSON EMPLOYMENT CONTRACT

[See next page.]

EMPLOYMENT AGREEMENT

CAROL KOBUKE NELSON

THIS EMPLOYMENT AGREEMENT ("Agreement") is made this 27th day of November, 2007, by and between CASCADE FINANCIAL CORPORATION and CASCADE BANK (hereinafter jointly referred to as "Cascade") and CAROL KOBUKE NELSON ("Nelson") and will become effective upon execution. Cascade and Nelson are sometimes collectively referred to herein as "the Parties."

RECITALS

WHEREAS, Nelson currently serves as the President and Chief Executive Officer of Cascade under the terms of an Employment Agreement last amended on July 12, 2005; and

WHEREAS, the Parties wish to replace that Employment Agreement with this Agreement;

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Term. Nelson's term of employment ("Term") under this Agreement shall commence on the date of execution of this Agreement and continue until terminated as provided in the Termination provision of this Agreement.

2. Duties. Nelson is engaged as President and Chief Executive Officer of Cascade Financial Corporation and Cascade Bank, and is responsible for the overall operation and conduct of Cascade's business, in accordance with the laws of the State of Washington and the federal government and pursuant to the general guidelines and directions as established from time to time by the Board of Directors of Cascade (the "Board"). Subject to any required approval by the shareholders of Cascade, the Board of Directors of Cascade Bank and Cascade Financial Corporation shall appoint or nominate and recommend Nelson for election as a member of their respective Boards of Directors and, if so appointed or elected, Nelson shall serve in that capacity as long as she is employed as the President and Chief Executive Officer of Cascade Financial Corporation and Cascade Bank.

3. Exclusive Services and Best Efforts. Nelson shall render services solely on behalf of Cascade, and in no event shall she render services directly to a customer of Cascade for the individual gain of Nelson, without Cascade's prior written consent. Nelson shall devote her full time, attention and energies, during regular business hours, to the business of Cascade. Nelson further agrees that she shall perform any and all duties to the best of her abilities. In addition to any other responsibilities which Cascade may from time to time require her to perform, Nelson shall:

(a) Use her diligent efforts to promote the business and further the goals of Cascade;

(b) Conduct her business and regulate her habits so as to maintain and increase the goodwill and reputation of both Cascade and its business and to abide by all codes of ethics and other professional duties which are binding upon or applicable to general good business practices;

(c) Not render to others, during her employment with Cascade, services of any kind or promote, participate or engage in any other business activity which would interfere with the performance of her duties under this Agreement, including, without limitation, providing consulting services or otherwise engaging in business with any person or entity which directly or indirectly competes with Cascade, unless she first obtains Cascade's prior written consent to engage in such outside activities.

Although Nelson is required to devote her entire time, attention and energies to the business of Cascade and cannot, during the term of this Agreement, be engaged in any other business activity which interferes with her duties hereunder, whether or not such business activity is pursued for gain, profit or other pecuniary advantage, this shall not be construed as preventing Nelson from investing her assets in such manner as will not require any services on her part in the operation of the affairs of the companies in which such investments are made, or in making other investments which do not interfere with her duties under this Agreement.

4. Compensation. Cascade shall pay Nelson, as compensation for her full-time services during the Term of Employment, the following:

(a) Base Compensation. Nelson will receive a monthly salary, the amount of which will be set annually by the Board ("Base Compensation"), payable in accordance with Cascade's regular payroll schedule. Base Compensation will be reviewed annually by the Compensation Committee. Nelson will receive no additional compensation for serving as a member of the Board of Directors of Cascade.

(b) Bonus. Nelson shall receive an annual bonus set by the Compensation Committee ("Bonus"). In determining the amount of the Bonus, the Compensation Committee shall consider earnings, asset quality, factors affecting shareholder value and such other factors as the Compensation Committee shall deem appropriate.

(c) Benefit Plans. During the Term, Nelson shall be entitled to participate in any and all employee benefit plans, including, but not be limited to, 401(k) Plan, Stock Option Plan, Deferred Compensation Plan and employee welfare and health benefit plans, established by Cascade from time to time for the benefit of all executives of Cascade. Nelson shall be required to comply with the conditions attendant to coverage by such plans and shall comply with and be entitled to benefits only in accordance with the terms and conditions of such plans as they may be amended from time to time.

5. Business Expenses. Cascade will pay or reimburse Nelson for reasonable and necessary business expenses incurred by Nelson, which are directly related to the performance of her duties of employment, including travel, professional memberships and professional development, subject to documentation by Nelson and approval of the Chairman of the Audit

Committee. Cascade will pay Nelson's current monthly club membership dues at the Everett Golf and Country Club.

6. Automobile. Nelson shall provide her own automobile, and Cascade shall provide her an automobile allowance of $700 per month for use of such automobile incident to her duties as President and Chief Executive Officer of Cascade. The automobile allowance may be increased from time to time as deemed appropriate by the Board.

7. Working Facilities. Nelson shall be furnished with such working facilities as are reasonably required by Nelson to perform her duties as President and Chief Executive Officer of Cascade, which working facilities shall include, but not be limited to, an office and secretarial and staff support.

8. Termination. This Agreement may be terminated by Cascade upon written notice to Nelson, and by Nelson upon 90 days written notice to Cascade. If Nelson resigns from Cascade, except for Good Reason as defined in paragraph 8(a) or Retirement as defined in paragraph 8(d) hereafter, she will receive only her compensation, benefits earned and expenses reimbursable through the date this Agreement is terminated. If Nelson's employment is terminated by Cascade or by Nelson for Good Reason, she shall receive the compensation provided hereafter.

(a) Termination Without Cause/For Good Reason. If Nelson's employment is terminated by Cascade, except for cause as provided in paragraph 8(b), or by Nelson for Good Reason, Nelson shall be entitled to receive a severance benefit equal to two (2) times her Base Compensation plus Bonus before salary deferrals over the twelve (12) months preceding the month of termination, less statutory payroll deductions. Such payment shall, at the option of Cascade, be made in a lump sum or in accordance with Cascade's regular payroll schedule and shall be paid or payments commenced as soon as practicable, but not less than six (6) months, after the date that Nelson's entitlement to such payment arose. For purposes of this Agreement, "Good Reason" means any one or more of the following: Reduction of Nelson's Base Compensation during the term of this Agreement without Nelson's consent (other than as part of an overall program applied uniformly to all members of senior management of the Bank); the assignment to Nelson without her consent of any duties materially inconsistent with Nelson's position as of the date of this Agreement; or a relocation or transfer of Nelson's principal place of employment that would require Nelson to commute on a regular basis more than 30 miles each way from Cascade's main office as of the date of this Agreement.

(b) Termination for Cause. The compensation payable on termination as provided in paragraph 8(a) shall not be payable in the event Nelson's employment is terminated for cause. Termination shall be determined to be for cause only in the event: (i) Nelson is convicted of a felony or crime involving moral turpitude, or charged with a felony or crime involving moral turpitude if the Board, in its sole discretion, determines that the adverse publicity/notoriety stemming from such charge will make it difficult for Nelson to perform her duties and/or Cascade to carry on its normal business activities; or (ii) Nelson fails or refuses, after written request, to comply with any material policies adopted by the Board; (iii) Nelson is terminated for fraud, embezzlement, or willful misconduct (including, but not limited to, violation of Cascade's anti-discrimination and harassment policies); or (iv) Nelson is removed from office by the Board in order to comply with a requirement, request or recommendation from the Supervisor of Banking for the State of Washington or the Federal Deposit Insurance Corporation ("FDIC").

(c) Death or Disability. This Agreement will terminate immediately upon Nelson's death. If Nelson is unable to perform her duties and obligations under this Agreement for an aggregate period of ninety (90) days as a result of a physical or mental disability and cannot continue to perform her duties with reasonable accommodation, the Board may terminate this Agreement. If termination occurs due to Nelson's death, her estate will be entitled to receive only the compensation, benefits earned, and expenses reimbursable through the date this Agreement is terminated. If termination occurs due to Nelson's disability, she shall continue to receive her Salary until payments under Cascade's long-term disability plan commence, or in the event Cascade has no long-term disability plan on the date of disability, Nelson's salary shall continue for a period of six (6) months. In the event of Nelson's death or disability while employed by Cascade, all of her then outstanding stock-based compensation which has not vested will be accelerated and fully vested. For purposes of this paragraph, "disability" shall be determined using the definition of that term in the Cascade long-term disability plan in effect at the time of the disability, or if no such plan is then in effect, the definition of "disability" contained in such other plan providing a disability benefit. If there is no such plan then in effect, the definition of "disability" found in Internal Revenue Code Section 22(e), as may be amended from time to time, shall apply.

(d) Retirement. If Nelson retires from Cascade after attaining age fifty-seven (57), she will receive as a severance benefit: (1) payment in an amount equal to two (2) times her Base Compensation plus Bonus before salary deferrals over the twelve (12) months prior to her retirement, with such amounts payable in twenty-four (24) consecutive, equal monthly installments, with the first such payment due on the first day of the seventh month following retirement; (2) vesting of all stock-based compensation; and (3) the following health benefit coverage for her and her spouse:

(i) Cascade will pay all premiums for benefits to Nelson and her spouse under and subject to the term of the Consolidated Omnibus Budget Reconciliation Act ("COBRA");

(ii) Upon expiration of any applicable COBRA coverage period, if Nelson and/or her spouse are not then entitled to enroll for Medicare, Cascade shall provide at its expense an individual health insurance policy for Nelson and her spouse which will provide them with health care benefits as nearly equivalent as possible to those provided Nelson by Cascade prior to Nelson's retirement.

(iii) Upon reaching an age when Nelson and her spouse are entitled to receive Medicare, but in no event after Nelson reaches age 65, this benefit shall terminate.

If Nelson receives benefits under this paragraph, she foregoes any entitlement to receive any other benefits under any other provisions of this Agreement, including any right to receive a "Change of Control" payment.

9. Change of Control. If there is a Change of Control of Cascade as hereinafter defined, all Nelson's equity grants/benefits shall become fully vested upon the effective date of the Change of Control. If Nelson leaves the employment of Cascade, whether voluntarily or involuntarily, within twelve (12) months after such Change of Control, Nelson shall be entitled to receive an amount equal to two (2) times her Base Compensation plus Bonus before salary deferrals over the twelve (12) month period prior to the Change of Control. Such payment shall not be made less than six (6) months after Nelson's entitlement to the payment arose. "Change of Control" as used herein will be deemed to have occurred when there is a Change in the Ownership of Cascade or a Change in the Ownership of a Substantial Portion of the Assets of Cascade, as defined below:

(a) Change in the Ownership of Cascade. For the purposes of this Agreement, a Change in the Ownership of Cascade shall be deemed to occur when any one person, or more than one person acting as a group, acquires ownership of Cascade stock that, together with stock held by such person or group, constitutes more than fifty percent (50%) of the total fair market value or total voting power of Cascade. A Change in Ownership of Cascade will not occur when any one person, or more than one person acting as a group, owning more than fifty percent (50%) of the total fair market value or total voting power of the stock of Cascade acquires additional stock. For the purposes of this section, an increase in the percentage of stock owned by any one person, or more than one person if acting as a group, as a result of a transaction in which Cascade acquires its stock in exchange for property will be treated as an acquisition of stock.

(b) Change in the Ownership of a Substantial Portion of the Assets of Cascade. For the purposes of this Agreement, a Change in the Ownership of a Substantial Portion of the Assets of Cascade shall be deemed to occur on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the corporation that have a total gross fair market value equal to or more than forty percent (40%) of the total gross fair market value of all of the assets of Cascade immediately prior to such acquisition or acquisitions. For the purpose of this section, gross fair market value means the value of the assets of Cascade or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. A Change in the Ownership of a Substantial Portion of the Assets of Cascade shall not be deemed to occur where the assets transferred by Cascade are transferred to (1) a shareholder of the corporation (immediately before the asset transfer) in exchange for or with respect to its stock; (2) an entity fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by Cascade; (3) a person, or more than one person acting as a group, that owns directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of Cascade; or (4) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a person or more than one persons acting as a group, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of Cascade.

(c) Nelson shall, under no circumstances, receive a payment under 8(d) and a Change of Control payment.

10. Federal Regulatory Provisions.

(a) If Nelson is suspended and/or temporarily prohibited from participating in the conduct of Cascade's affairs by a notice served under section 8 (e)(3) or (g)(1) of Federal Deposit Insurance Act (12 U.S.C. 1818 (e)(3) and (g)(1)) Cascade's obligations under this Agreement shall be suspended as of the date of service unless stayed by appropriate proceedings. If the charges in the notice are dismissed, Cascade may in its discretion (i) pay Nelson all or part of the compensation withheld while its obligations under this Agreement were suspended, and (ii) reinstate (in whole or in part) any of its obligations which were suspended.

(b) If Nelson is removed and/or permanently prohibited from participating in the conduct of Cascade's affairs by an order issued under section 8 (e)(4) or (g)(1) of the U.S.C. 1818 (e)(4) or (g)(1)), all obligations of Cascade under this Agreement shall terminate as of the effective date of the order, but vested rights of the Parties shall not be affected.

(c) If Cascade is in default (as defined in section 3(x)(1) of the Federal Deposit Insurance Act), all obligations under this Agreement shall terminate as of the date of default, but this paragraph (c) shall not affect any vested rights of the Parties.

(d) All obligations under this Agreement shall be terminated, except to the extent determined that continuation of this Agreement is necessary to the continued operation of Cascade:

(i) By the Director of the Federal Deposit Insurance Corporation ("Director") or his or her designee, at the time the Federal Deposit Insurance Corporation enters into an agreement to provide assistance to or on behalf of Cascade under the authority contained in 13(c) of the Federal Deposit Insurance Act; or

(ii) By the Director or his or her designee, at the time the Director or his or her designee approves a supervisory merger to resolve problems related to operation of Cascade or when Cascade is determined by the Director to be in an unsafe or unsound condition.

11. Confidentiality. Nelson acknowledges that she will have access to certain proprietary and confidential information of Cascade and its clients. Nelson will not, after signing this Agreement, including during and after its Term, use for her own purposes or disclose to any other person or entity any confidential information concerning Cascade or its business operations or customers, unless: (i) Cascade consents to the use or disclosure of said confidential information, (ii) the use or disclosure is consistent with Nelson's duties under this Agreement, or (iii) disclosure is required by law or court order.

12. Competition Restriction. During the Term and for twenty-four (24) months thereafter, if Nelson receives compensation under paragraph 8(d), she shall not become or serve as an officer, director, founder or employee of any financial institution with its main office in King, Snohomish or Pierce Counties, or any other financial institution which, in the judgment of the Board, is in substantial competition with Cascade, unless Nelson has first obtained the Board's written consent. In the event Nelson breaches this condition, which breach is not corrected within fifteen (15) days of notice to Nelson of such breach, Nelson shall forfeit all right

to receive all benefits or other payments remaining unpaid on the date of any such breach, and shall refund any payments received pursuant to paragraph 8(d) hereof, and all unexercised stock options which will be forfeited.

13. No Solicitation. During the Term and for twenty-four (24) months thereafter, if Nelson receives compensation under paragraphs 8(d) or 9, she will not, directly or indirectly, solicit or attempt to solicit: (i) any employees of Cascade to leave their employment, or (ii) any customers of Cascade to remove their business from Cascade to participate in any manner in a competing business ("Competing Business"). "Competing Business" means any financial institution or trust company that competes with or will compete with Cascade in King, Snohomish or Pierce County, or any start-up or other financial institution or trust company in King, Snohomish or Pierce County.

14. Return of Bank Property. If and when Nelson ceases, for any reason, to be employed by Cascade, Nelson must return to Cascade all keys, pass cards, identification cards and any other property of Cascade. At the same time, Nelson also must return to Cascade all originals and copies (whether in hard copy, electronic or other form) of any documents, drawings, notes, memoranda, designs, devices, diskettes, tapes, manuals, and specifications which constitute proprietary information or material of Cascade. The obligations in this paragraph include the return of documents and other materials which may be in Nelson's desk at work, in Nelson's car or place of residence, or in any other location under Nelson's control.

15. Enforcement of Confidentiality and Non-Competition Covenants. Cascade and Nelson stipulate that, in light of all of the facts and circumstances of the relationship between them, the covenants referred to in paragraphs 10, 12, 13, and 14 above, including, without limitation, their scope, duration and geographic extent, are fair and reasonably necessary for the protection of Cascade's confidential information, goodwill and other protectable interests. If a court of competent jurisdiction should decline to enforce any of those covenants and agreements, Nelson and Cascade request the court to reform these provisions to restrict Nelson's use of confidential information and Nelson's ability to compete with Cascade, to the maximum extent, in time, scope of activities, and geography, as the court finds enforceable.

Nelson acknowledges that Cascade will suffer immediate and irreparable harm that will not be compensable by damages alone, if Nelson repudiates or breaches any of the provisions in paragraphs 10, 12, 13, and 14 above or threatens or attempts to do so. For this reason, under these circumstances, Cascade, in addition to and without limitation of any other rights, remedies or damages available to it at law or in equity, will be entitled to obtain temporary, preliminary and permanent injunctions in order to prevent or restrain the breach, and Cascade will not be required to post a bond as a condition for the granting of this relief.

16. Adequate Consideration. Nelson specifically acknowledges the receipt of adequate consideration for the covenants contained in paragraphs 10, 12, 13, and 14 above and that Cascade is entitled to require her to comply with these paragraphs. These paragraphs will survive termination of this Agreement. Nelson represents that if her employment is terminated, whether voluntarily or involuntarily, she has the experience and capabilities sufficient to enable her to obtain employment in areas which do not violate this Agreement and that Cascade's enforcement of a remedy by way of injunction will not prevent Nelson from earning a livelihood.

17. <u>No Employee Contract Rights</u>. Nothing contained in this Agreement shall be construed to abrogate, limit or affect the powers, rights and privileges of the Board to remove Nelson as President or Chief Executive Officer of Cascade, with or without the cause.

18. <u>Regulatory Agencies</u>. The Parties fully acknowledge and recognize that Cascade and Nelson (insofar as she conducts Cascade's business) are regulated and governed by the Division of Banks for the State of Washington and the FDIC. In the event the Division of Banks, the FDIC or any other governmental agency with authority to regulate Cascade objects to, and requires modification of, any of the terms of this Agreement, the Parties agree that they shall abide by and modify the terms of this Agreement to comply with any and all requirements of that governmental agency.

19. <u>Dispute Resolution</u>. The Parties agree to attempt to resolve all disputes arising out of this Agreement by mediation. Any party desiring mediation may begin the process by giving the other party a written Request to Mediate, describing the issues involved and inviting the other party to join with the calling party to name a mutually agreeable mediator and a timeframe for the mediation meeting. The Parties and mediator may adopt any procedural format that seems appropriate for the particular dispute. The contents of all discussions during the mediation shall be confidential and non-discoverable in subsequent arbitration or litigation, if any. If the Parties can, through the mediation process, resolve the dispute(s), the agreement reached by the Parties shall be reduced to writing, signed by the Parties, and the dispute shall be at an end.

If the result of the mediation is a recognition that the dispute cannot be successfully mediated, or if either party believes mediation would be unproductive or too slow, then either party may seek to resolve the dispute in accordance with the procedures established by Judicial Arbitration and Mediation Services, Inc.

The award rendered by the arbitrator (whether through Judicial Arbitration and Mediation Services, Inc. or otherwise) shall be final, and judgment may be entered upon it in accordance with applicable law in any court having jurisdiction thereof.

The arbitrator shall allocate the costs charged by Judicial Arbitration and Mediation Services, Inc., or other arbitrator as the case may be, for the arbitration between the Parties in a manner which the arbitrator considers equitable. It is agreed that the arbitrator shall award to the prevailing or substantially prevailing party all fees incurred by such party with regard to such arbitration, including reasonable legal and accounting fees. If the arbitrator determines that there is no prevailing or substantially prevailing party, the legal and accounting fees shall be the responsibility of each party.

20. <u>Governing Law</u>. All proceedings will be held at a place designated by the arbitrator in Snohomish County, Washington. The arbitrator, in rendering a decision as to any state law claims, will apply Washington law.

21. <u>Exception to Arbitration</u>. Notwithstanding the above, if Nelson violates paragraphs 10, 12, 13, and 14 above, Cascade will have the right to initiate the court proceedings described in paragraph 15 above, in lieu of an arbitration proceeding. Cascade may initiate these

proceedings wherever appropriate within Washington state, but Nelson will consent to venue and jurisdiction in Snohomish County, Washington.

22. Notice. Any notice to be delivered under this Agreement shall be given in writing and delivered personally or by certified mail, postage prepaid, addressed to Cascade or to Nelson at their last known address.

23. Independent Legal Counsel. Nelson acknowledges that she has had the opportunity to review and consult with her own personal legal counsel regarding this Agreement.

24. Non-Waiver. No delay or failure by either party to exercise any right under this Agreement, and no partial single exercise of that right, shall constitute a waiver of that or any other right.

25. Severability. If any provision of this Agreement shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remaining provisions shall continue to be fully effective.

26. Entire Agreement. This Agreement represents the entire agreement of the Parties. This Agreement supersedes any prior oral or written agreement between the Parties on the subject matter hereof. This Agreement may be superseded by another written agreement entered into between Nelson and Cascade on mutually agreeable terms, provided such agreement expressly by its terms supersedes this Agreement. The offer by Cascade to enter into any such agreement, or the entering into such agreement, shall not be considered to have terminated this Agreement, triggering the payment of benefits under paragraph 8 hereof.

27. Binding Effect. It is agreed that all covenants, terms and conditions of this Agreement shall extend, apply to and firmly bind the heirs, executors, administrators, assigns and successors in interest of the respective parties hereto as fully as the respective parties themselves are bound. It is specifically understood that in the event of Nelson's death prior to the full payment of any benefit to which she is entitled under this Agreement, such payment(s) shall be made to her spouse and/or heirs as the case may be.

28. Compliance with Internal Revenue Code Section 409A. Where required, the provisions of this Agreement are intended to comply with the requirements of Section 409A of the Internal Revenue Code. Notwithstanding any other provision of this Agreement, this Agreement shall be interpreted and administered in accordance with the requirements of Section 409A of the Internal Revenue Code.

IN WITNESS WHEREOF, the Parties have signed this Agreement on the day and year first above written.

CASCADE FINANCIAL CORPORATION

By: /s/ Janice Halladay	/s/ Carol Nelson
Title: Director	CAROL KOBUKE NELSON

CASCADE BANK

By: s/ Janice Halladay
Title: Director

N:\Clients\25493\1\Employment Contracts\Nelson.2006.v10.CL.doc 12/28/2009 2:14 PM